Dominic Gammiero
President and Chief Executive Officer

April 22, 2004

Fellow Shareholders:

In reporting Nexfor’s performance during the first three months of 2004, I’m delighted to inform you that we continue to prosper from our growth strategy in oriented strand board (OSB) and the unprecedented market momentum that surfaced in 2003.

Record earnings from our panelboard operations were the result of the highest ever North American OSB prices for a three-month period, a significant firming in European OSB prices, and the fact that our OSB mills operated in excess of their planned production levels.

The reasons for our success go beyond the current price bonanza for OSB producers.

Nexfor identified that OSB was and will continue to be our industry’s best growth area. Our investment strategy has been directed at positioning ourselves to capitalize on that growth.

We invested more than half a billion dollars to build, acquire and modernize mills, recognizing that OSB is supplanting plywood as the favored structural panel of builders. While none of us had the foresight to predict today’s OSB prices, we believe that the fundamental drivers that support OSB growth are real and sustainable. And that cost efficient, well-located OSB mills succeed quite nicely even when product prices are at more historic levels.

Our OSB growth strategy has delivered exceptional results. Since 1998, Nexfor’s OSB operations generated close to a billion dollars in earnings before interest, taxes and depreciation.

Our panelboard business has been further strengthened by better market conditions in Europe, most notably in OSB, but also in medium density fibreboard, particleboard and value added activities. We’ve enhanced our performance in Europe by changing the management team and re-structuring the organization, implementing aggressive margin improvements, and aligning our growth and success with the right customers.

There are encouraging signs that the paper sector is strengthening, rising from what many consider the bottom of a protracted cycle. This is particularly the case with uncoated free sheet grades where Nexfor is most highly leveraged. Price increases in March and April are holding and demand has clearly increased. This is being driven largely by supplier discipline and capacity shutdowns in North America between 2000 and 2004. That said, there is significant upside potential for paper producers with firm control on costs and capital investments.

Nexfor Inc.	p 416-643-8820
Suite 500	f 416-643-8827
One Toronto Street	www.nexfor.com
Toronto, Ontario M5C 2W4
Canada

Dominic Gammiero
President and Chief Executive Officer

Nexfor prides itself on strong financial management, with a specific focus on cash flow generation, disciplined capital investing, widespread cost controls, maintaining conservative debt to total capitalization, and ensuring we retain investment grade credit ratings. Every one of these goals is being met so that we can deliver value to our shareholders.

We’re now at the junction of an exciting new stage in our evolution that we believe will generate continued shareholder value.

On March 11, we announced our intention to distribute our paper and timberlands assets to our shareholders. We believe the time is right, from a financial and strategic perspective, to position our panelboard and paper businesses as separate public companies. Shareholders will thereby have the opportunity to benefit fully from two distinct businesses that have completely different customers and market drivers.

Nexfor will adopt the name of its panelboard business unit, Norbord, and the company will be solely focused on performance and growth of its wood panel activities in North America and Europe. The specialty papers and timberlands activities, along with their integrated sawmills, will be known as Fraser Papers — a name that is recognized and respected in the paper industry for more than 75 years.

On June 22, we are planning to hold a special meeting, together with Nexfor’s Annual Meeting of Shareholders, at which you will be asked to consider and approve the distribution plan. Complete details concerning the distribution plan will be mailed out in May. With court and your approval, we expect the transition to take effect shortly thereafter.

Norbord and Fraser Papers will be strong public companies with experienced management and direction. Fraser Papers will be essentially net debt free. I look forward to building Fraser Papers’ assets as President and Chief Executive Officer, and wish Barrie Shineton, currently Executive Vice-President Panels, continued success as President and CEO of Norbord. Bert Martin, currently Executive Vice-President, Papers, will become Chief Operating Officer of Fraser Papers. Separate Boards of Directors will oversee both companies.

Nexfor’s successful financial performance, as proven by our first quarter earnings and our expectation of even stronger earnings in the second quarter, means we have the foundation to move forward with confidence. In the future, separate reports will be issued for Norbord and Fraser Papers once the company is distributed. You can be assured of our steadfast commitment to continued financial strength and strategic growth.

Dominic Gammiero

News Release

RECORD QUARTER EARNINGS CONTINUE FOR NEXFOR

Note: Financial references in US dollars unless otherwise noted.

Toronto, Ontario, April 22, 2004: (NF) Nexfor Inc. posted its third consecutive record quarterly earnings due to the strong performance of its panelboard business. The Company today reported profits of $81 million for the first three months of 2004, or $0.54 per common share, compared to $1 million in the same period last year. The results were 37% higher than the fourth quarter of 2003 when Nexfor earned $59 million, or $0.40 per common share from continuing operations.

The Company attributed its strong earnings to higher prices for OSB in North America and Europe, increased OSB production, cost reductions and improved performance in specialty papers.

Dominic Gammiero, Nexfor’s President and Chief Executive Officer said: “Nexfor’s outstanding financial results are mainly due to our continuing investments in wood panels, and our belief and strategy that positioning the company in this business would deliver the highest earnings and growth for our shareholders. We’re now ready to move to an exciting new stage in our evolution by separating Nexfor into two pure play companies that can further enhance shareholder value.”

1st Quarter 2004 Highlights

•	Achieved record quarterly earnings of $81 million (54¢/share).

•	Acquired remaining 50% interest in Bemidji OSB Mill for $34 million.

•	Announced intention to distribute paper and timberlands business to Nexfor shareholders.

•	Experienced record quarterly results from panel operations.

•	Recorded 8% increase in OSB production vs. Q1, 2003.

•	Generated 36% annualized Return on Equity.

•	Reduced net debt to total capitalization to 28% from 29% at the end of Q4, 2003.

•	Improved safety performance 33% over Q1, 2003.

•	Stock price reached 14-year high of $15.60.

Nexfor Inc.	Telephone Number:
Suite 500	(416) 643-8820
1 Toronto Street	Fax (416) 643-8827
Toronto, Ontario	www.nexfor.com
M5C 2W4

News Release

On March 11, the Company announced a plan, subject to shareholder and other approvals, to distribute its specialty papers and timberlands business to its common shareholders. The plan will result in the creation of a new, publicly traded company, Fraser Papers. Nexfor, to be focused on the panelboard business in North America and Europe, will change its name to Norbord Inc. The Company anticipates a shareholder vote on the plan at its annual meeting on June 22. If approved, the plan is expected to take effect June 30, 2004.

On March 26, Nexfor completed the acquisition of MeadWestvaco’s 50% partnership interest in the Bemidji, MN OSB mill, at a cost of $34 million. The acquisition increased Nexfor’s total North American production capacity by 6%.

During the first quarter, Nexfor generated free cash flow of $21 million, or $0.14 per share. Net debt stood at $446 million, representing 28% of total capitalization. Capital spending during the first quarter was limited to $6 million. Return on equity was 36% and return on capital employed was 43%.

North American prices for oriented strand board rebounded quickly after a sharp decline last December. Benchmark North Central prices reached a new record of $498 per square foot (7/16 inch basis), and a new quarterly average high of $423. The average price for the fourth quarter of 2003 was $401. OSB demand is expected to remain solid in response to seasonal building activity, strong housing starts and favorable mortgage rates. In Europe, OSB prices strengthened significantly during the first quarter as demand and supply were more closely in balance.

The paper sector began showing signs of recovery, particularly in uncoated free sheet grades, which represent more than 65% of Nexfor’s total 780,000 tonnes of production. Benchmark 50 lb. offset UFS prices increased $30 per ton on March 1. Pulp prices correspondingly improved. During the first quarter, the Thurso, Quebec pulp mill took three weeks of downtime, curtailing 14,000 tonnes of production. Nexfor’s overall improvement in specialty papers was positively impacted by the reorganization of its East Paper operations in 2003. As a result, workhours per tonne of production were 20% lower in the first quarter compared to the same period in 2003.

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Net sales	569	574	392
EBITDA (1)	157	141	33
Depreciation	30	32	30
Earnings (2)	81	60	1
Capital investments	6	18	7

(1)	EBITDA in Q4 2003 exclude a restructuring charge of $2 million.

(2)	Earnings in Q4 2003 exclude a restructuring charge of $1 million and a $12 million gain on the sale of two sawmills.

News Release

Dividend Declaration

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2004 to shareholders of record on June 1, 2004. Common shareholders may participate in Nexfor’s Dividend Reinvestment Plan.

Nexfor Profile

Nexfor is a panelboard company with operations in the United States, Canada and the United Kingdom. In addition, the Company is a significant specialty paper producer. Nexfor employs 6,500 people at 25 manufacturing facilities and has assets of $2 billion. Nexfor is listed on the Toronto Stock Exchange (NF:TSX). Additional information on Nexfor is available on the Company’s website at www.nexfor.com.

Conference Call

Nexfor will hold a conference call for investors on Thursday, April 22, at 11:00 a.m. EDT. The call will be broadcast live (audio) over the Internet via www.nexfor.com and www.newswire.ca. A replay will be available one hour after completion of the call until May 22, 2004 by dialing (416) 695–5800 or 1-800-408-3053. The passcode is 3022993. Audio playback will be available on the Nexfor website.

For more information, please contact:

Charles Gordon
Vice President
Corporate Affairs
(416) 643 – 8836
gordonc@nexfor.com

News Release

MANAGEMENT’S DISCUSSION AND ANALYSIS

April 22, 2004

EBITDA, EBITDA margin, operating earnings, ROCE, net debt and free cash flow are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management’s Discussion and Analysis.

Distribution of Specialty Papers and Timberlands

On March 11, 2004, Nexfor announced its intention to distribute its specialty papers and timberlands business to its common shareholders, subject to shareholder and other approvals.

The plan is intended to maximize the value of its businesses to Nexfor shareholders by creating two distinct and independent companies — a specialty papers and timberlands business; and a wood based panelboard business. The plan will result in the creation of a new, publicly traded company, Fraser Papers, with US$850 million in sales, 780,000 tonnes of paper production capacity, 355,000 tonnes of market pulp, one million acres of freehold timberland, and 3,850 employees.

Nexfor’s industry-leading panelboard business, the core of the Company’s growth since 1998, will become the sole focus of its management and strategic direction. The Company’s name will be changed to Norbord Inc.

The decision to distribute Fraser Papers recognizes the existence of two very different businesses that can be significantly enhanced by giving them the opportunity to independently evaluate growth opportunities and organize their capital resources.

Nexfor’s financial position has improved significantly over the past year as a result of strong operating cash flow and the sale of non-strategic assets, placing Nexfor in an opportune position to distribute Fraser Papers to shareholders without putting undue pressure on Norbord’s financial ratios.

Under the plan, Nexfor shareholders will continue to own their current shares and will receive one common share in Fraser Papers for every five Nexfor common shares held. The new company will have separate management and Board of Directors, and will be publicly traded.

The proposed distribution will be effected by way of a Plan of Arrangement that will be subject to receipt of a favorable tax ruling and shareholder and other approvals. An information circular outlining details of the proposed transaction will be mailed to Nexfor shareholders in May. A vote on the plan is anticipated at the Company’s annual meeting, June 22. On approval, the plan is expected to take effect June 30, 2004.

News Release

Operating Results

Earnings for the first quarter were a record $81 million or $0.54 per common share, compared to $1 million in the same period of 2003. The results were 37% higher than the previous record fourth quarter of 2003 when Nexfor earned $59 million or $0.40 per common share from continuing operations.

Net sales of $569 million in the first quarter of 2004 were $177 million or 45% higher than the first quarter of 2003. Panel sales accounted for $157 million of the increase, primarily due to higher OSB prices. Panels accounted for 61% of the 2004 first quarter net sales, Paper 37% and Timber 2%.

Largely on the strength of OSB prices, EBITDA increased more than 375% to $157 million in the first quarter of 2004 from $33 million in the same period in 2003. Panels generated EBITDA of $157 million and an EBITDA margin of 45% in the first quarter; Timber contributed $3 million, and Paper lost $3 million.

Pre-tax cash return on capital employed (ROCE), on an annualized basis, averaged 43% in the first quarter of 2004, driven by the Panels segment with ROCE at an annualized rate of 69% in the first quarter. Return on common equity (ROE) was 36% in the first quarter on an annualized basis.

Liquidity and Capital Resources

In the first quarter of 2004, cash provided by operating activities, before the net change in non-cash working capital balances, totaled $147 million compared to $124 million in the fourth quarter of 2003 and $18 million in the first quarter of 2003. The higher cash flow reflects the increase in EBITDA. Increases in non-cash working capital consumed $120 million in the first quarter of 2004 compared to $55 million in the same period in 2003. Accounts receivable balances increased $64 million, due to record OSB prices and not as a result of slower collections. Inventory increased $40 million due mainly to seasonal factors. By comparison, during the first quarter of 2003, inventory levels increased $25 million, a relatively low first quarter inventory build as this period included severe wood shortages in the US South. Accounts payable decreased $22 million during the quarter.

Capital investments totaled $6 million in the first quarter. Driven by higher OSB prices, free cash flow totaled $21 million or $0.14 per share in the first quarter of 2004, up sharply from negative $44 million in the same period of 2003.

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses.

Cash dividends of $11 million in the first quarter of 2004 were $5 million higher than the first quarter of 2003 reflecting a significant reduction in shares issued under the Dividend Reinvestment Plan (DRIP). Common shares outstanding at March 27, 2004 totaled 149.0 million.

News Release

Nexfor’s net debt stood at $446 million at March 27, 2004, representing 28% of total capitalization. The debt ratio reflects a significant decline from the 2003 peak of 47% at March 29, 2003 and a further 1 percentage point decline from December 31, 2003.

During the quarter, the Company obtained a new $28 million 3-year committed unsecured revolving bank line, bringing the total committed bank lines to $300 million. At March 27, 2004, $13 million of those lines were utilized, with the balance available to support short-term liquidity requirements.

The Board of Directors approved a share repurchase program in October 2003 whereby the Company may purchase on the open market up to 7.4 million common shares, representing 5% of the total shares outstanding. Purchases may be made between October 31, 2003 and October 29, 2004. No shares were repurchased during the first quarter of 2004.

Margin Improvements

The Margin Improvement Program (MIP) delivered $14 million in the first quarter relative to 2003 measured at constant prices and exchange rates. Approximately 70% of the first quarter MIP is attributed to mix and volume and 30% to cost reductions. Nexfor remains on track to deliver the targeted MIP of $40 million for the year.

Acquisition – 50% of Northwood Panelboard Company

On March 26, 2004, Nexfor acquired a 50% interest in Northwood Panelboard Company (Northwood) bringing its ownership interest to 100%. Northwood operates an OSB plant at Bemidji, MN, one of the industry’s most cost efficient. Cost of the acquisition was $34 million, net of cash balances acquired. The acquisition increased Nexfor’s total OSB capacity 6% to 4,020 MMsf-3/8”.

Capital Investments

Capital investments totaled $6 million or 20% of depreciation in the first quarter of 2004. The Company’s 2004 capital investments are expected to total $50 million, about 50% of depreciation, and will be funded with cash generated from operations. Approximately 50% of the 2004 capital program will be for sustaining maintenance and environmental requirements.

The 2004 capital plan includes about half of the costs associated with the $26 million project at the Jefferson, TX OSB mill to install a new energy system. The new system will improve the mill’s competitive cost position by reducing fuel, operating and maintenance costs. The need to replace the equipment was identified during the due diligence process prior to the April 2002 acquisition of the mill. Scheduled completion is mid-2005.

News Release

Redemption 6.875% Debentures, Due 2005

During the quarter, the Company repurchased and cancelled $20 million of the 6.875% debentures due 2005 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps. The Board has approved the redemption of the remainder of the 6.875% debentures due 2005. The redemption will be funded with cash generated from operations and is expected to be completed in the third quarter.

Defined Benefit Pension Plans

Nexfor anticipates 2004 net pension expense and employer contributions will be lower than the $31 million and $27 million, respectively, recorded in 2003, primarily because 2003 included one-time charges of $12 million and funding of $8 million related to the productivity improvement plan at Edmundston-Madawaska. Differences between assumptions and actual experience could materially affect Nexfor’s future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Change in Accounting Policy

Effective January 1, 2004, Nexfor adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

Nexfor’s asset retirement obligations of $5 million relate to closure costs for landfills in the Paper segment. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Business Segments

Panels

The Panels segment comprises 10 OSB mills, 2 MDF (medium density fibreboard) plants, 2 particleboard plants, 1 I-joist mill, 1 hardwood plywood mill, 2 laminating operations, and a furniture plant. The operations are located in Canada, the United States and the United Kingdom. Panels accounted for 61% of Nexfor’s total net sales in the first quarter of 2004 compared to 49% in the same period of 2003.

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Net sales	348	346	191
EBITDA	157	159	31
Depreciation	19	20	18
Capital investments	5	15	4

News Release

Panels generated EBITDA of $157 million for the first quarter of 2004, up significantly from $31 million earned in the same quarter last year. The higher earnings are mostly attributable to very strong OSB pricing in North America. EBITDA margins were 45% for the first quarter of 2004, compared to 16% for the same quarter last year. As compared to the fourth quarter of 2003, EBITDA is down modestly as the impact of higher prices and increased average daily production was offset by the fact that the first quarter was 8 days or 8% shorter than the fourth quarter of 2003.

U.S. housing starts were 1.94 million units, on a seasonally adjusted basis. That is an increase of 10% over the 1.75 million units during the same period last year. Favourable demographic fundamentals continue to be supported by low mortgage rates thereby fueling an unprecedented demand for housing.

Benchmark North Central OSB prices averaged $423 per Msf (7/16-inch basis) for the first quarter of 2004, more than double the $175 average during the same period last year and up 5% over the fourth quarter of 2003 average of $401. Prices increased steadily during the quarter after falling to $220. Strong building activity and low field inventories have caused a repeat of the pricing seen during the fall of 2003. The new high of $498 set during the quarter has since been eclipsed in April. Supplies remain tight despite a 7% increase in structural panel production from last year.

The North American OSB mills had a strong quarter for production. Average daily production is up 10% over the same period last year and 6% from the fourth quarter of 2003. The gain from the higher volumes offset higher employee profit sharing, labour and maintenance costs.

Strong domestic demand combined with strong OSB markets in North America have helped to improve the market for OSB in Europe. Mill nets for European OSB are up 45% over the same period last year. EBITDA for the European operations increased $5 million to $11 million from the year prior.

Paper

The Paper segment comprises 17 paper machines at four locations, two market pulp facilities, and four sawmills. Products include uncoated freesheet, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. Paper accounted for 37% of Nexfor’s net sales in the first quarter of 2004, compared to 49% in the same period of 2003.

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Net sales	209	217	191
EBITDA (1)	(3)	(21)	(2)
Depreciation	10	11	11
Capital investments	1	3	3

(1)	EBITDA in Q4 2003 excludes restructuring charge of $2 million.

News Release

Paper operations recorded an $18 million improvement in EBITDA in the first quarter compared to the fourth quarter of 2003. The improvement was driven by an increase in paper and softwood lumber demand combined with increased demand for our higher margin technical specialty grades. Despite improving demand, Paper prices remain considerably below their long-term averages.

Downtime was taken in the first quarter at the Thurso pulp mill to bring production into line with market demand. The downtime totaled 14,000 tonnes in the first quarter compared to 36,000 tonnes of downtime in the fourth quarter.

U.S. uncoated freesheet demand improved in the first quarter, reflecting general economic growth. Average benchmark 50 lb. offset uncoated freesheet prices were in line with the fourth quarter of 2003, despite an increase of $30 per ton on March 1. Approximately two-thirds of Nexfor’s total paper capacity is in the uncoated freesheet grades. Demand improved for groundwood papers in the first quarter and was coupled with a reduction of groundwood imports. Average prices realized for Nexfor’s groundwood grades were up 5% versus the same quarter of 2003.

Nexfor’s paper group remains focused on aggressive measures to control costs and improve margins. The restructuring at the Edmundston-Madawaska complex will result in annual savings of about $21 million. Workhours per tonne of production were 20% lower in the first quarter of 2004 versus the same period in 2003, resulting in annualized savings of $16 million.

Hardwood pulp list prices in North America increased $25 per tonne March 1 to $530, up $10 from year-end. Norscan producer inventories ended March at 1.78 million tonnes, above the 1.5 million tonnes considered to reflect a balanced market.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $408 per MFBM in the first quarter of 2004, up 15% from the fourth quarter of 2003 and 41% ahead of the first quarter of 2003. Lumber markets have improved in response to brisk housing demand.

Since May 22, 2002, Nexfor has been posting cash deposits for anti-dumping duties at a rate of 8.4% on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Duties paid in the 22-month period to date totaled $8 million ($1 million in the first quarter of 2004).

Timber

The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. Approximately 50% of the segment’s sales are directed to third parties, the remainder is consumed internally. Timber accounted for 2% of Nexfor’s net sales in both the first quarter of 2004 and 2003.

News Release

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Net sales	25	23	20
EBITDA	3	3	4
Depreciation	1	1	1
Capital investments	—	—	—

Logging activity is seasonal, the first and fourth quarters traditionally being the most profitable. Shipments totaled 813,000 cubic metres in the first quarter of 2004, up 5% over the first quarter of 2003.

All fibre for Nexfor’s US and UK panel operations is purchased on the open market.

The foregoing contains a review of developments that impacted on Nexfor’s performance during the first quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

News Release

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Nexfor may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company’s ability to meet debt service and capital expenditure requirements. Nexfor interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating earnings is earnings from continuing operations before interest and taxes.

ROCE (return on capital employed) is annualized EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt is long-term debt including the current portion and bank advances, less cash and short-term notes, and less a short-term investment.

Free cash flow is defined as cash provided by operating activities including the net change in non-cash working capital balances less total capital investments (additions to property, plant and equipment).

EBITDA

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Earnings	$81	$71	$1
Less: Earnings from discontinued operations	—	—	—
Less: Gain on sale of discontinued operations	—	(12)	—
Add: Interest expense	8	8	9
Less: Interest and other income	(1)	(2)	(1)
Add: Income tax	39	42	(6)
Add: Depreciation	30	32	30

EBITDA	157	139	33
Restructuring charge	—	2	—

EBITDA excluding restructuring charge	$157	$141	$33

News Release

Operating earnings

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Earnings	$81	$71	$1
Less: Earnings from discontinued operations	—	—	—
Less: Gain on sale of discontinued operations	—	(12)	—
Add: Interest expense	8	8	9
Less: Interest and other income	(1)	(2)	(1)
Add: Income tax	39	42	(6)

Operating earnings	127	107	3
Restructuring charge	—	2	—

Operating earnings excluding restructuring charge	$127	$109	$3

Capital employed

	Mar 27	Dec 31
(In millions of US dollars)	2004	2003
Property, plant and equipment	$1,369	$1,363
Accounts receivable	290	226
Inventory	221	181
Accounts payable and accrued liabilities	(290)	(312)
Other assets	20	21

Capital employed	$1,610	$1,479

Net debt

	Mar 27	Dec 31
(In millions of US dollars)	2004	2003
Long-term debt	$632	$658
Current portion of long-term debt	1	2
Cash and short-term notes	(187)	(177)
Short-term investment	—	(60)

Net debt	$446	$423

Free cash flow

	1st Qtr	4th Qtr	1st Qtr
(In millions of US dollars)	2004	2003	2003
Cash provided by operating activities	$27	$201	$(37)
Capital investments	(6)	(18)	(7)

Free cash flow	$21	$183	$(44)

NEXFOR INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three
	Months Ended
(unaudited)	Mar 27	Mar 29
(In millions of US dollars, except per share information)	2004	2003
Earnings
Net sales	$569	$392

Earnings before interest, taxes and depreciation:
Panels	157	31
Paper	(3)	(2)
Timber	3	4

	157	33
Interest and other income	1	1
Interest expense	(8)	(9)

Earnings before depreciation and taxes	150	25
Depreciation	(30)	(30)
Income tax (note 7)	(39)	6

Earnings	$81	$1

Earnings per common share
Basic	$0.54	$0.00
Diluted	$0.54	$0.00

Retained Earnings
Balance, beginning of period	$245	$167
Impact of change in accounting policy (note 2)	—	(3)

Revised balance, beginning of period	245	164
Earnings	81	1
Preferred share dividends	—	—
Common share dividends	(11)	(9)

Balance, end of period	$315	$156

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	Mar 27	Dec 31
(In millions of US dollars)	2004	2003
		(restated – note 2)
ASSETS
Current assets:
Cash and short-term notes	$187	$177
Short-term investment (note 3)	—	60
Accounts receivable	290	226
Inventory	221	181
Future income taxes	24	15

	722	659
Property, plant and equipment
Panels	850	833
Paper	466	477
Timber	53	53
Other assets	20	21

	$2,111	$2,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$290	$312
Current portion of long-term debt	1	2

	291	314
Long-term debt (note 4)	632	658
Other liabilities	104	107
Future income taxes	115	71
Shareholders’ equity	969	893

	$2,111	$2,043

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three
	Months Ended
(unaudited)	Mar 27	Mar 29
(In millions of US dollars)	2004	2003
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings	$81	$1
Items not affecting cash:
Depreciation	30	30
Future income taxes (note 7)	38	(8)
Other items	(2)	(5)

	147	18
Net change in non-cash working capital balances	(120)	(55)

	27	(37)

Investment Activities
Capital investments
Panels	(5)	(4)
Paper	(1)	(3)
Timber	—	—
Sale of short-term investment (note 3)	60	—
Acquisitions and other (note 8)	(37)	—

	17	(7)

Financing Activities
Repurchase of 6.875% debentures (note 4)	(20)	—
Other debt incurred, (repaid)	(8)	41
Dividends	(11)	(6)
Issue of common shares (note 5)	5	—

	(34)	35

Increase (decrease) in cash and short-term notes from continuing operations	10	(9)
Increase in cash from discontinued operations (note 9)	—	(4)

Increase (decrease) in cash and short-term notes	$10	$(13)

(See accompanying notes)

NEXFOR INC.
SHIPMENTS

	Three
	Months Ended
	Mar 27	Mar 29
(unaudited)	2004	2003
Panels
OSB (MMsf-3/8”)	836	755
MDF (MMsf-3/8”)	146	137
Particleboard (MMsf-3/8”)	155	163
Plywood (MMsf-3/8”)	19	21
I-joist (MMlf)	11	7
Paper
Uncoated freesheet (000 tonnes)	115	105
Groundwood paper (000 tonnes)	39	42
Paperboard (000 tonnes)	12	13
Towel (000 tonnes)	8	7
Pulp (000 tonnes)	69	62
Lumber (MMfbm)	91	100
Timber
Timber (000 m3)	813	767
Discontinued Operations (note 9)
Lumber (MMfbm)	—	56

(See accompanying notes)

NEXFOR INC.
SUPPLEMENTAL INFORMATION

(unaudited)

(In millions of US dollars, except per share information)

Note 1 – Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2003.

Note 2 – Change in Accounting Policy

Effective January 1, 2004, Nexfor adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3. In addition, as at March 27, 2004 and December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 and 2003.

Nexfor’s asset retirement obligations of $5 relate to closure costs for landfills in the Paper segment. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures. In addition to the asset retirement obligations discussed above, Nexfor may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 3 – Short-term Investment

Short-term investment represents a convertible subordinated debenture of Canfor Corporation. The debenture has a face value of CAD$78 and bears interest at 6.25%. On January 5, 2004 this investment was sold for proceeds of $60 (CAD$78), net of expenses.

Note 4 – Long-term Debt

During the quarter, the Company obtained a new $28, 3-year committed unsecured revolving bank line, bringing the total committed bank lines to $300. At March 27, 2004, $13 of those lines were utilized with the balance available to support short-term liquidity requirements.

During the quarter, the Company repurchased and cancelled $20 of its outstanding 6.875% debentures due 2005 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

NEXFOR INC.
SUPPLEMENTAL INFORMATION

(unaudited)

(In millions of US dollars, except per share information)

Note 5 – Shareholders’ Equity

During the quarter 816,000 shares were issued as a result of options exercised under the stock option plan for proceeds of $5.

Note 6 – Earnings per Common Share

Earnings per common share are calculated as follows:

	Three
	Months Ended
	Mar 27	Mar 29
	2004	2003
Earnings available to common shareholders:
Earnings	$81	$1
Less: Preferred share dividends	—	—

	$81	$1

Common shares (millions):
Weighted average number of common shares outstanding	148.4	143.9
Stock options	1.4	—

Diluted number of common shares	149.8	143.9

Earnings per common share:
Basic	$0.54	$—
Diluted	$0.54	$—

Stock options issued under the Company’s stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company’s common shares.

Note 7 – Income Taxes

Interim income tax expense (recovery) from continuing operations is calculated based on expected annual effective tax rates.

	Three
	Months Ended
	Mar 27	Mar 29
	2004	2003
Current tax expense	$1	$2
Future income tax expense (recovery)	38	(8)

Income tax expense (recovery)	$39	$(6)

Note 8 – Acquisition

NEXFOR INC.
SUPPLEMENTAL INFORMATION

(unaudited)

(In millions of US dollars, except per share information)

In March 2004, Nexfor acquired a 50% interest in Northwood Panelboard Company (Northwood), bringing Nexfor’s ownership interest to 100%. Northwood operates an oriented strand board plant at Bemidji, Minnesota. The allocation of the purchase price, net of cash acquired of $2, is as follows:

Working capital	$6
Property, plant and equipment	28

$34

Note 9 – Discontinued Operations

During the fourth quarter of 2003, the Company sold two sawmills located in Quebec. For the three month period ended March 29, 2003 net sales from discontinued operations was $11 and pre-tax earnings was nil.

Note 10 – Countervailing and Antidumping Duties

The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. The New Brunswick mills are only subject to ADD while Nexfor’s divested Quebec mills were subject to both the CVD and ADD. In 2004, the total paid for these duties for continuing operations is $1 (2003 – $1). In addition, during the first quarter of 2003, $1 was paid for these duties in respect of discontinued operations.

Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Note 11 – Distribution of Special Papers and Timberlands

On March 10, 2004 the Board of Directors of the Company approved a major reorganization. Under the plan, the Company intends to distribute its specialty papers and timberlands business to its common shareholders, in order to create a separate public company. The distribution will be implemented under a Plan of Arrangement, contingent upon receipt of a favourable tax ruling and shareholder and other requisite consents.

NEXFOR INC.
SUPPLEMENTAL INFORMATION

(unaudited)

(In millions of US dollars, except per share information)

Note 12 – Segmented Information

Nexfor has three reportable segments:
     i) panels, comprised principally of the OSB, MDF and particleboard operations;
     ii) paper, comprised of the paper, pulp, and sawmill operations; and
     iii) timber, comprised of woodland operations.

Nexfor operates principally in Canada, the United States and the United Kingdom.

				Inter-	Consolidated
	Panels	Paper	Timber	segment	Total
Three months ended Mar 27, 2004
Net sales	$348	$209	$25	$(13)	$569
Less: Cost of sales	(191)	(212)	(22)	13	(412)

Earnings from continuing operations before interest, taxes and depreciation	157	(3)	3	—	157
Depreciation	(19)	(10)	(1)	—	(30)

Operating earnings	$138	$(13)	$2	$—	$127

Capital investments	$5	$1	$—		$6

Three months ended Mar 29, 2003
Net sales	$191	$191	$20	$(10)	$392
Less: Cost of sales	(160)	(193)	(16)	10	(359)

Earnings from continuing operations before interest, taxes and depreciation	31	(2)	4	—	33
Depreciation	(18)	(11)	(1)	—	(30)

Operating earnings	$13	$(13)	$3	$—	$3

Capital investments	$4	$3	$—		$7

Note 13 – Comparative Figures

Certain comparative figures have been reclassified to conform to current period’s presentation.

NEXFOR INC.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dominic Gammiero, President and Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nexfor Inc. (the issuer) for the interim period ending March 27, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 26, 2004

/s/ Dominic Gammiero

Dominic Gammiero
President & Chief Executive Officer
Nexfor Inc.

NEXFOR INC.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, John C. Tremayne, Executive Vice-President and Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nexfor Inc. (the issuer) for the interim period ending March 27, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 26, 2004

/s/ John C. Tremayne

John C. Tremayne
Executive Vice-President & Chief Financial Officer
Nexfor Inc.